With Compliments

05007557

82-34866

SOLBEC
PHARMACEUTICALS LTD

ACN 061 289 218
ABN 85 061 289 218

SEC MAIL PROCESSING
RECEIVED
APR 2 6 2005
WASH, D.C. 202 SECTION

Unit 1, 298 Selby Street
OSBORNE PARK WA 6017
Postal: PO Box 2142
CHURCHLANDS WA 6018
Australia

Phone: +61 8 9446 7555
Fax: +61 8 9446 8777
Email: info@solbec.com.au
www.solbec.com.au

PROCESSED
MAY 05 2005
THOMSON
FINANCIAL

I.D #. 222757.

SEC MAIL PROCESSING SECTION
RECEIVED
APR 2 6 2005
WASH., D.C. 202

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SOLBEC PHARMACEUTICALS LTD**
ABN	**85 061 289 218**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Anthony William Kiernan
Date of last notice	28 February 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Central Manhattan Pty Ltd as trustee of the A W Kiernan Superannuation Fund as to 1,000,000 options
Date of change	14 – 15 April 2005
No. of securities held prior to change	975,000 Ordinary Fully Paid Shares 3,500,000 Options
Class	Ordinary shares and options
Number acquired	50,000 ordinary shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5,250.00
No. of securities held after change	1,025,000 Ordinary Fully Paid Shares 3,500,000 Options
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Purchase on market of 50,000 ordinary shares

+ See chapter 19 for defined terms.